SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                              Sunterra Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    86787D208
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 6, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


------------------------------                              --------------------
CUSIP No.      86787D208                                    Page 2 of 9 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                     I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,925,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,925,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,925,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------------                              --------------------
CUSIP No.      86787D208                                    Page 3 of 9 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,220,100
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,220,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,220,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------------                              --------------------
CUSIP No.      86787D208                                    Page 4 of 9 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,925,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,925,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,925,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company and the Offshore Fund, the "Reporting Persons"). This Schedule 13D relates to the Common Stock, par value $0.01 per share, of Sunterra Corporation, a Maryland corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 1.  Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 3865 West Cheyenne Avenue, North Las Vegas, Nevada 89032.

Item 2.   Identity and Background.

     (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the chief executive officer of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware. The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

     (b) The address of the principal business and principal office of the Management Company and Mr. Loeb is 390 Park Avenue, 18th floor, New York, New York 10022. The address of the principal business and principal office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the chief executive officer of the Management Company. The principal business of the Offshore Fund is to invest and trade in securities.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Loeb is a United States citizen.

Item 3.   Source and Amount of Funds or Other
          Consideration.

     The Funds (including, but not limited to, the Offshore Fund) expended an aggregate of approximately $18,313,771 of their own investment capital to acquire the 1,925,000 shares of Common Stock held by them (the "Shares"). The Offshore Fund expended an aggregate of approximately $11,602,919 of its own investment capital to acquire its 1,220,100 shares of Common Stock. All Shares were acquired in open market purchases on the Nasdaq National Market or in the "Pink Sheets."

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction.

     The purpose of the acquisition of the Shares by the Funds is for investment. The Reporting Persons may cause the Funds to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Funds at any time.

     On July 17, 2006, the Reporting Persons sent to the Board of Directors of the Company a letter which, among other things, demands that the Company be put up for sale and that an independent director be added to the Board of Directors to oversee the sale process and protect the interests of shareholders of the Company. A copy of the letter is filed herewith as Exhibit 99.2 and is incorporated herein by reference in its entirety.

     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 1,925,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 9.8% of the 19,719,896 shares of Common Stock outstanding as of February 6, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Schedule 13D, the Offshore Fund directly beneficially owns 1,220,100 shares of Common Stock, which represent 6.2% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 1,925,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 1,220,100 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days.

     Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund, at the direction of the Management Company and Mr. Loeb, in the Common Stock during the past 60 days.

     All of the transactions set forth on Schedule A and Schedule B were effected in the Nasdaq National Market or in the "Pink Sheets."

     Except as set forth above and on Schedule A and Schedule B, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

  99.1. Joint Filing Agreement, dated as of July 17, 2006, by and between the Reporting Persons.

  99.2.   Letter, dated July 17, 2006, from the Management Company to the
          Company.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: July 17, 2006


                                        THIRD POINT LLC



                                        By:/s/ Daniel S. Loeb
                                           -------------------------------------
                                           Name:   Daniel S. Loeb
                                           Title:  Chief Executive Officer



                                        THIRD POINT OFFSHORE FUND, LTD.



                                        By:/s/ Daniel S. Loeb
                                           -------------------------------------
                                           Name:   Daniel S. Loeb
                                           Title:  Director



                                        /s/ Daniel S. Loeb
                                        ----------------------------------------
                                        Daniel S. Loeb




                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                              SUNTERRA CORPORATION]

                                   Schedule A


                   (Transactions by the Funds in Common Stock
                            during the past 60 days)


     Date             Transaction           Shares          Price Per Share($)
     ----             -----------           ------          ------------------

----------------     -------------     ----------------     ------------------

    6/28/06                BUY              500,000                8.2500
----------------     -------------     ----------------     ------------------

    6/29/06                BUY              250,000                9.9153
----------------     -------------     ----------------     ------------------

    6/30/06                BUY               77,400               10.0260
----------------     -------------     ----------------     ------------------

    6/30/06                BUY               45,500               10.1500
----------------     -------------     ----------------     ------------------

    7/3/06                 BUY               30,000               10.1427
----------------     -------------     ----------------     ------------------

    7/6/06                 BUY              150,000                9.9500
----------------     -------------     ----------------     ------------------

    7/6/06                 BUY               10,000                9.4499
----------------     -------------     ----------------     ------------------

    7/6/06                 BUY              405,000                9.9405
----------------     -------------     ----------------     ------------------

    7/6/06                 BUY              150,000                9.9330
----------------     -------------     ----------------     ------------------

    7/7/06                 BUY               82,100                9.9979
----------------     -------------     ----------------     ------------------

    7/7/06                 BUY               75,000                9.9530
----------------     -------------     ----------------     ------------------

    7/10/06                BUY               56,000                9.7430
----------------     -------------     ----------------     ------------------

    7/11/06                BUY               94,000                9.6080
----------------     -------------     ----------------     ------------------

                                   Schedule B


               (Transactions by the Offshore Fund in Common Stock
                            during the past 60 days)


     Date             Transaction           Shares          Price Per Share($)
     ----             -----------           ------          ------------------

----------------     -------------     ----------------     ------------------

    6/28/06                BUY              319,100                8.2500
----------------     -------------     ----------------     ------------------

    6/29/06                BUY              159,700                9.9153
----------------     -------------     ----------------     ------------------

    6/30/06                BUY               44,900               10.0260
----------------     -------------     ----------------     ------------------

    6/30/06                BUY               28,800               10.1500
----------------     -------------     ----------------     ------------------

    7/3/06                 BUY               18,900               10.1427
----------------     -------------     ----------------     ------------------

    7/6/06                 BUY               95,000                9.9500
----------------     -------------     ----------------     ------------------

    7/6/06                 BUY                7,100                9.4499
----------------     -------------     ----------------     ------------------

    7/6/06                 BUY              256,600                9.9405
----------------     -------------     ----------------     ------------------

    7/6/06                 BUY               95,100                9.9330
----------------     -------------     ----------------     ------------------

    7/7/06                 BUY               51,900                9.9979
----------------     -------------     ----------------     ------------------

    7/7/06                 BUY               47,500                9.9530
----------------     -------------     ----------------     ------------------

    7/10/06                BUY               35,500                9.7430
----------------     -------------     ----------------     ------------------

    7/11/06                BUY               60,000                9.6080
----------------     -------------     ----------------     ------------------